BIOSHIELD TECHNOLOGIES, INC.
                      4405 International Blvd. - Suite B109
                             Norcross, Georgia 30093







                                                                 August 17, 2001


VIA FAX ONLY NO. 1-202-942-9648

John H. McCreery
Mail Stop 0308
U.S. Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC   20549

                  Re: BioShield Technologies, Inc. ("Company")
                Preliminary Proxy Materials filed April 27, 2001
                                File No. 0-24913
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Dear Mr. McCreery:

         In accordance with the applicable provisions of Regulation 14A through C inclusive under the Proxy Rules, the undersigned acting in his capacity as Chief Executive Office for the above referenced Company, herewith requests withdrawal of Preliminary Proxy Materials heretofore filed on April 27, 2001 due to the fact that the Company does not intend to hold an Annual Meeting for its fiscal year ended June 30, 2000 at this late date but rather intends to hold its Annual Meeting of Stockholders for fiscal year ended June 30, 2001 in as expeditious a manner as possible.

                                                     Sincerely,

                                                    BIOSHIELD TECHNOLOGIES, INC.

                                                    /Timothy C. Moses/

                                                    Timothy C. Moses, CFO